Exhibit 1.A.(5)(c)

	Royal Tandem Life Insurance Company	New York, New York

Endorsement for Guaranteed Interest Division This endorsement adds or modifies certain provisions of the basic policy. It is effective on the Endorsement Effective Date shown in Policy Schedule R-GID.

Guaranteed Interest Division

This endorsement permits the owner to allocate premiums and the investment base to the guaranteed interest division in addition to the investment divisions of the separate account shown in Policy Schedule 6. The guaranteed interest division is not a part of the separate account. The guaranteed interest division is a part of our general account. Our general account contains all our assets except those in any of our separate accounts. Subject to applicable laws, we have sole discretion over the investments of the assets of our general account.

Policy provisions applicable to investment divisions in the separate account also apply to the guaranteed interest division, except:

•       Allocation of the investment base to and from the guaranteed interest division is subject to the Allocation Rules shown in Policy Schedule R-GID.

•       Any amount allocated to the guaranteed interest division will earn interest at the declared interest rate in effect at the time of allocation. We set declared interest rates from time to time. For any amount allocated, we guarantee that a rate, once set, will remain in effect for a specified period. Such period will not be less than the period shown in Policy Schedule R-GID. The rate will not be less than the guaranteed interest rate shown in Policy Schedule R-GID. Different portions of the investment base allocated to the guaranteed interest division may earn different rates.

•       Amounts borrowed, withdrawn, allocated or deducted from or repaid to the guaranteed interest division are subject to our current rules. These rules govern the order in which amounts are allocated to the portions of the investment base earning the different declared interest rates.

•       For a valuation period, the net rate of return for the investment base in the guaranteed interest division will be based on the declared interest rates for the amounts allocated to the guaranteed interest division during such period. Such net rate of return will be net of any charges deducted from the guaranteed interest division shown in Policy Schedule R-GID.

Investment Base in Each Investment Division

The investment base allocated to the guaranteed interest division is calculated as specified in the Investment Base in Each Investment Division provision in this policy; except the last sentence in item (6) is deleted and replaced by:

All amounts in (6) will be allocated to the guaranteed interest division and each investment division of the separate account in the proportion that (3) bears to the total investment base.

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Cash Value Benefits

The Surrendering to Receive the Net Cash Surrender Value section in this policy is modified by adding:

If this policy is surrendered prior to the end of the period for which a declared interest rate is guaranteed, we will make an interest adjustment as described in Policy Schedule R-GID.

We reserve the right to delay payment of any net cash surrender value from the guaranteed interest division for up to six months after we receive the request for surrender. We will credit interest at an annual rate of at least 4% on any payment deferred for 30 days or more.

Policy Loans

The Policy Loans provision of this policy is modified by adding:

Loans in the first policy year from the guaranteed interest division are subject to our rules shown in Policy Schedule R-GID.

The first paragraph of the Effect of A Loan section is deleted and replaced by:

A loan will be transferred out of the investment divisions and into our general account. Loans will be allocated among the investment divisions of the separate account in accordance with the owner’s instructions. We reserve the right to restrict allocation of any loan requested by the owner that includes the guaranteed interest division. If no instructions are on record, the loan will be allocated in proportion to the investment base in each investment division of the separate account as of the date of the loan.

A repayment will first be allocated to the guaranteed interest division until all amounts that were initially borrowed from the guaranteed interest division have been repaid. Repayments above that amount will be allocated in accordance with instructions given by the owner. If no such instructions are on record, the repayment will be allocated in proportion to the investment base in each investment division of the separate account as of the date we receive the repayment. Subject to the rules above, the owner may change the allocation of loans or repayments by sending satisfactory written notice to us.

The When We Will Make the Loan section is modified by adding the following sentence to the end of the section:

We reserve the right to delay making the loan from the guaranteed interest division for up to six months from the date we receive the request.

Variable Insurance Amount

The Variable Insurance Amount provision in this policy is modified by adding the following to the last paragraph:

To keep this policy qualified as life insurance under federal income tax laws, we may need to adjust the net single premium factors shown in Policy Schedule 4 to reflect the declared interest rates in effect. Such an adjustment may cause the death benefit of this policy to exceed the face amount at issue. We will send the owner a notice with any such adjusted net single premium factors.

	[Signature Appears Here]	[Signature Appears Here]
	Secretary	President

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